Exhibit 99.1
Commission File Number 001-31914
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2628)
ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED
31 DECEMBER 2010
CHAIRMAN’S STATEMENT
In 2010, the Company adhered to the scientific concept of development and the overall strategy of “accelerating adjustments in business structure, strengthening basic infrastructure, continuously promoting the transformation of the mode of development”. The Company strived to turn challenges into opportunities, successfully overcame various obstacles, achieved steady growth in business and ongoing structural optimization, intensified management and internal control, improved profitability and continued to advance with the goal of establishing a first-class international life insurance company.
During the Reporting Period, the Company’s total revenues reached RMB385,838 million, increased by 13.7% from 2009. Net profit attributable to equity holders of the Company was RMB33,626 million, increased by 2.3% from 2009, and earnings per share (basic and diluted) were RMB1.19. As at the end of the Reporting Period, the Company’s total assets reached RMB1,410,579 million, increased by 15.0% from 2009. The Company’s embedded value was RMB298,099 million, increased by 4.5% from 2009. The Company’s net premiums earned reached RMB318,088 million, maintaining its leading position in the life insurance market of China.
The Board of Directors of the Company recommended the payment of a final dividend of RMB0.40 per share. This will come into effect after shareholders’ approval at the Annual General Meeting to be held on Friday, 3 June 2011.
In 2010, the Company was named in ‘Forbes Global 2000’, ranking No. 90, named in ‘Global 500’ by the Financial Times, ranking No. 41 among all the named enterprises and ranking No. 7 among all the named Chinese enterprises, and also named in ‘The Most Profitable 100 in Asia’ by the ‘FinanceAsia’, ranking No. 1 of all the named insurance companies. China Life Insurance (Group) Company, of which the Company is a core member, was named in ‘Fortune Global 500’, ranking No. 118.

Commission File Number 001-31914
Review of 2010
Facing complex and volatile business trends and increasingly fierce market competition, the Company was persistent in maintaining development as its first priority, closely monitored the trends in life insurance market, and, while premiums in the industry increased rapidly, maintained firmly a leading position in the market through strengthening business development and accelerating the growth of regular premium business through both the exclusive individual agent channel and the bancassurance channel. While maintaining a steady and rapid growth in its business scale, the Company achieved significant positive results in making business structure adjustment and the percentage of renewal premiums continued to increase. For the Reporting Period, the Company’s net premiums earned reached RMB318,088 million, increased by 15.6% from 2009; first-year premiums increased by 12.0% from 2009, first-year regular premiums increased by 31.3% from 2009; renewal premiums increased by 21.4% from 2009; the percentage of first-year regular premiums in first-year premiums increased to 29.76% in 2010 from 25.38% in 2009; the percentage of accident insurance premiums in short-term insurance premiums increased to 51.13% in 2010 from 50.31% in 2009; and the percentage of renewal premiums in gross written premiums increased to 40.22% in 2010 from 38.20% in 2009. The new business value increased steadily to RMB19,839 million, increased by 12.0% from 2009. Underwriting quality of the Company was further enhanced, with the Policy Persistency Rate (14 months and 26 months)1 reaching 93.01% and 87.56%, respectively, and the Surrender Rate2 was 2.31%, a 0.23 percentage point decrease from 2009.
The Company adopted a proactive and prudent investment strategy, conducted an in-depth research and analysis on market trends, continued to optimize its asset portfolio, grasped market opportunities, actively allocated fixed-income investment products such as floating negotiated deposits, corporate bonds and subordinated debt, and seized opportunities at different stages to flexibly and actively engage in equity investments, so as to obtain preferable investment results. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,336,245 million, increased by 14.0% from 2009; the proportion of debt securities decreased from 49.68% in 2009 to 45.51% in 2010; the proportion of equity securities decreased from 15.31% in 2009 to 14.66% in 2010; and the proportion of term deposits increased from 29.43% in 2009 to 33.05% in 2010. For the Reporting Period, the Company’s gross investment yield was 5.11%. Moreover, the Company also seized strategic investment opportunities in the capital markets through its involvement in the strategic placement of the IPO of the Agricultural Bank of China and the placement of additional shares by Guangdong Development Bank, and actively expanded its alternative investment channels such as debt plan investments, so as to set an overall arrangement for the long-term development of its investment business.

[1]
The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[2]
The Surrender Rate = current surrender payment/(premium reserve balance of life insurance at start of year or long-term health insurance + current premium of life insurance or long-term health insurance).

Commission File Number 001-31914
With respect to the Company’s exclusive individual agent channel, the percentage of medium and long-term duration regular premium business continued to increase steadily, the duration structure of the insurance business became more balanced, its sustainable development ability was further strengthened, and the incentive effect from system building on the development of exclusive agent sales force gradually emerged. With respect to the group insurance channel, the Company was committed to increasing short-term insurance business market share, and intensified its efforts to expand the business from large accounts and large-scale projects and effectively boosted the growth of its collective annuity business. With respect to the bancassurance channel, the Company focused on improving the operating capability of bancassurance outlets, and has accomplished remarkable progress on business structure adjustments, resulting in further solidification of the Company’s market leading position. As at the end of the Reporting Period, the Company had approximately 706,000 exclusive agents and 14,200 direct sales representatives. The number of intermediary bancassurance outlets reached 97,000, with 44,000 sales representatives in total.
The Company proactively accelerated the systematic integration of its core business, provided quality basic services for policyholders, and established a company-wide rapid response system to handle major claims and to promptly fulfill its obligations under policy contracts. The Company also fully implemented uniform customer service standards, streamlined the customer notification service and strengthened customer relations management. The call answer rate of the Company’s customer service line 95519 reached 93.2%, and the success rate of the return-visit call on new policy through the exclusive individual agent channel improved to 87.7%. In addition, the Company moved forwards with the construction of its research center in Beijing and data center in Shanghai, to further centralize data management nation-wide. The Company’s website was named the “Best Website for Information Disclosure for a Listed Company”.
The Company continued to enhance the construction of its risk management and internal control system, unified its risk control standards and procedures, continued to comply with Section 404 of the U.S. Sarbanes-Oxley Act, integrated risk control measures into day-to-day operation with IT support, initiated credit-ranking management of its sales agents and improved its sales risk monitoring system. The routine audit conducted by the National Audit Office of the PRC was concluded smoothly, and the follow-up rectification work of the Company achieved effective progress. The Company completed comprehensively the strategic development of audit centers in six large regions (including Beijing) and carried out audits on economic liabilities and executions, special audits on operation compliance and supervision over effectiveness. The Company also comprehensively inspected weaknesses and material risks in its internal control, and established a relatively complete internal control and risk management system.
Corporate Governance
To fully mobilize the functions of the Company’s specialized board committees and to strengthen the management over the utilization of insurance funds, the Board of Directors set up a Strategy and Investment Decision Committee on the basis of its Strategy Committee in accordance with relevant regulatory rules by CIRC, which further enhanced the Board’s ability to make scientific decisions. Mr. Neoh Anthony Francis joined the third session of the Board to serve as an independent non-executive director of the Company, providing professional advices and bringing valuable experiences to the Board’s strategic planning and risk management and control matters.

Commission File Number 001-31914
Social Responsibility
The Company expanded the geographical coverage of its micro-insurance products to rural areas of 24 provinces and municipalities, and the total number of people covered by these products in 2010 has reached 13.8 million. The new rural pension insurance business achieved breakthroughs and was widely praised. The New Village Cooperative Medical Insurance Scheme covered 16 provinces and municipalities. The Basic Medical Insurance Program for Urban and Township Residents has been expanded to 10 provinces and municipalities, covering altogether more than 27 million residents. The Company donated more than RMB2 million to provinces including Jiangxi, Fujian, Jilin, Shanxi and Hainan in flood relief. Through China Life Foundation, the Company donated RMB11 million to earthquake-stricken regions in Yushu, Qinghai Province, donated RMB1 million to flooded regions in Zhouqu, Gansu Province, undertook to provide support for 459 orphans from Yushu and Zhouqu, donated RMB2 million to Yunnan Province and Guizhou Province for drought relief, successfully sponsored a variety of activities such as a photo exhibition for earthquake orphans from Wenchuan and China Life Summer Camp, and donated RMB 1 million to China Female Health Care Fund, all of which received high commendations from the public.
Outlook
In 2011, the domestic insurance industry will continue to maintain a positive growth momentum. The implementation of “No. 2 Interpretation of Accounting Standard for Business Enterprises” will help the industry to expedite the transformation of its mode of development and will enhance its sustainable development capabilities. The implementation of new bancassurance regulatory rules will further enforce sales standards and decrease misrepresentation in sales practices, which will contribute to the long-term healthy development of the bancassurance market. The interest rate rise may help increase the Company’s investment yield. Nevertheless, with the strengthening of macro-control, heightened inflation and intensified market competition, business development and asset management of the Company will be affected to a certain extent.
In 2011, the Company will continue to implement its proactive competition strategy, accelerate the growth of its medium and long-term duration regular premium business, and keep optimizing its business structure. Furthermore, the Company will strive to solidify its market leading position, strengthen basic infrastructure to establish a standard management mode based on systems and procedures, step up on innovation of new products, new sales channels and new services, establishing a customer-oriented sales and service mode. The Company will actively seize upon investment opportunities to optimize asset allocation and make appropriate adjustments to its investment portfolios from time to time in the strive for the increase of its investment results. The Company will also strengthen risk management and control, and strictly comply with relevant rules and regulations in its active advancement on the development path of life insurance with China Life’s distinct characteristics.

Commission File Number 001-31914
Looking back, the development of the Company is similar to rowing upstream — one may fall behind by not moving forward or not moving fast enough. Only through active and rapid development was the Company able to maintain its standing and advance forward. Looking forward, as development opportunities do not last long and time is of the essence in grasping such opportunities, only with its persistent endeavours can the Company proceed smoothly on the path of life insurance sown with love, and achieve harmony and mutual promotion of customer interests, shareholder value, employee growth and corporate development.
MANAGEMENT DISCUSSION AND ANALYSIS
I	Analysis of Major Items of Consolidated Statement of Comprehensive Income
(1)	Total Revenues

For the year ended 31 December	RMB million

	2010	2009

Net premiums earned	318,088	275,077
Individual life insurance business	302,753	261,694
Group life insurance business	468	189
Short-term insurance business	14,867	13,194
Investment income	48,872	38,890
Net realized gains on financial assets	15,841	21,244
Net fair value gains through income	280	1,449
Other income	2,757	2,630

Total	385,838	339,290

Net Premiums Earned
1	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business increased by 15.7% from 2009. This was primarily due to the increase of first-year regular premiums and renewal premiums.

2	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 147.6% from 2009. This was primarily due to a considerable increase in premiums from group term life insurance products and whole life insurance products.

Commission File Number 001-31914
3	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 12.7% from 2009. This was primarily due to our increased efforts on the development for short-term accident insurance business.

RMB million

	Gross written premiums
	2010	2009

Individual Life Insurance Business	302,781	261,715
First-year business	174,808	156,293
Single	122,659	116,586
First-year regular	52,149	39,707
Renewal business	127,973	105,422
Group Life Insurance Business	473	190
First-year business	469	183
Single	459	178
First-year regular	10	5
Renewal business	4	7
Short-term Insurance Business	14,975	14,065
Short-term accident insurance business	7,657	7,076
Short-term health insurance business	7,318	6,989

Total	318,229	275,970

Investment Income

For the year ended 31 December	RMB million

	2010	2009

Investment income from securities at fair value through income	126	335
Investment income from available-for-sale securities	20,173	16,688
Investment income from held-to-maturity securities	10,538	9,882
Investment income from term deposits	16,363	10,805
Investment income from loans	1,583	1,172
Other investment income	89	8

Total	48,872	38,890

Commission File Number 001-31914
1	Investment Income from Securities at Fair Value through Income

During the Reporting Period, investment income from securities at fair value through income decreased by 62.4% from 2009. This was primarily due to a decrease in interest income from debt securities of financial assets at fair value through income.

2	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 20.9% from 2009. This was primarily due to an increase in dividends from funds and an increase in interest income from debt securities in available-for-sale securities.

3	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 6.6% from 2009. This was primarily due to the increased volume of investment in debt securities.

4	Investment Income from Term Deposits

During the Reporting Period, investment income from term deposits increased by 51.4% from 2009. This was primarily due to the increased volume of deposits and an increase in the floating interest rates of deposits.

5	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 35.1% from 2009. This was primarily due to the increased volume of policy loans business.
Net Realized Gains on Financial Assets
During the Reporting Period, net realized gains on financial assets decreased by 25.4% from 2009. This was primarily due to a decrease in income from the buy-sale price differential in the trading of available-for-sale debt securities and stocks resulting from the fluctuation in the capital markets.
Net Fair Value Gains Through Income
During the Reporting Period, net fair value gains through income decreased by 80.7% from 2009. This was primarily due to a decrease in unrealized profits from stocks and funds in assets at fair value through income resulting from the fluctuation in the capital markets.

Commission File Number 001-31914
Other Income
During the Reporting Period, other income increased by 4.8% from 2009. This was primarily due to an increase in income from asset management fees of the China Life Asset Management Company Limited.
(2)	Benefits, Claims and Expenses

For the year ended 31 December	RMB million

	2010	2009

Insurance benefits and claims
Individual life insurance business	270,341	228,968
Group life insurance business	551	262
Short-term insurance business	8,740	7,808
Investment contracts benefits	1,950	2,142
Policyholder dividends resulting from participation in profits	13,224	14,487
Underwriting and policy acquisition costs	27,256	22,936
Administrative expenses	20,285	18,719
Other operating expenses	3,655	2,390
Statutory insurance fund contribution	599	537

Total	346,601	298,249

Insurance Benefits and Claims
1	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to individual life insurance business increased by 18.1% from 2009. This was primarily due to an increase in business volume and the accumulation of insurance liabilities.

2	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims attributable to group life insurance business increased by 110.3% from 2009. This was primarily due to an increase in claims payments resulting from an increase in the volume of one-year term insurance products.

3	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims attributable to short-term insurance business increased by 11.9% from 2009. This was primarily due to an increase in business volume.

Commission File Number 001-31914
Investment Contracts Benefits
During the Reporting Period, investment contracts benefits decreased by 9.0% from 2009. This was primarily due to a decrease in investment yield resulting from the fluctuation in the capital markets.
Policyholder Dividends Resulting from Participation in Profits
During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 8.7% from 2009. This was primarily due to a decrease in investment yield for participating products.
Underwriting and Policy Acquisition Costs
During the Reporting Period, underwriting and policy acquisition costs increased by 18.8% from 2009. This was primarily due to business development and adjustment of business structure.
Administrative Expenses
During the Reporting Period, administrative expenses increased by 8.4% from 2009. This was primarily due to business development.
Other Operating Expenses
During the Reporting Period, other operating expenses increased by 52.9% from 2009. This was primarily due to an increase in foreign exchange losses, interest payment for accumulated dividends and interest payment for securities sold under agreements to repurchase.
(3)	Profit Before Income Tax

For the year ended 31 December	RMB million

	2010	2009

Individual life insurance business	37,690	39,769
Group life insurance business	740	467
Short-term insurance business	385	420
Other	2,193	1,089

Total	41,008	41,745

Commission File Number 001-31914
1	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business decreased by 5.2% from 2009. This was primarily due to an increase in underwriting cost.

2	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business increased by 58.5% from 2009. This was primarily due to favorable adjustment of group insurance business structure.

3	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business decreased by 8.3% from 2009. This was primarily due to increased market competition and an increase in claims payments.

(4)	Income Tax
During the Reporting Period, income tax of the Company was RMB7,197 million, a 17.4% decrease from 2009. This was primarily due to an increase in non-taxable income. Our effective tax rate for 2010 was 17.55%.
(5)	Net Profit
During the Reporting Period, net profit attributable to equity holders of the Company was RMB 33,626 million, a 2.3% increase from 2009. This was primarily due to the Company’s steady business development, optimization of its business structure and appropriate allocation of its investment assets.

Commission File Number 001-31914
II	Analysis of Major Items of Consolidated Statement of Financial Position
(1)	Major Assets
RMB million

	31 December	31 December
	2010	2009

Investment assets	1,336,245	1,172,145
Term deposits	441,585	344,983
Held-to-maturity securities	246,227	235,099
Available-for-sale securities	548,121	517,499
Securities at fair value through income	9,762	9,133
Cash and cash equivalents	47,854	36,197
Loans	36,543	23,081
Statutory deposits — restricted	6,153	6,153
Other assets	74,334	54,112

Total	1,410,579	1,226,257

Term Deposits
As at the end of the Reporting Period, term deposits increased by 28.0% from 2009. This was primarily due to our increased efforts for investment in negotiated deposits with floating interest rates.
Held-to-Maturity Securities
As at the end of the Reporting Period, held-to-maturity securities increased by 4.7% from 2009. This was primarily due to an increase in the volume of held-to-maturity debt securities.
Available-for-Sale Securities
As at the end of the Reporting Period, available-for-sale securities increased by 5.9% from 2009. This was primarily due to an increase in the volume of funds and debt securities among available-for-sale securities.

Commission File Number 001-31914
Securities at Fair Value Through Income
As at the end of the Reporting Period, securities at fair value through income increased by 6.9% from 2009. This was primarily due to the increased volume of debt securities at fair value through income.
Cash and Cash Equivalents
As at the end of the Reporting Period, cash and cash equivalents increased by 32.2% from 2009. This was primarily due to the investment assets allocation and liquidity management demand.
Loans
As at the end of the Reporting Period, loans increased by 58.3% from 2009. This was primarily due to an increase in the demand of policy loans.
As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:
RMB million

	31 December 2010		31 December 2009
	Amount	Percentage	Amount	Percentage

Cash and cash equivalents	47,854	3.58%	36,197	3.09%
Term deposits	441,585	33.05%	344,983	29.43%
Bonds	608,192	45.51%	582,315	49.68%
Funds	96,329	7.21%	76,367	6.52%
Common stocks	99,580	7.45%	103,038	8.79%
Other investment form	42,705	3.20%	29,245	2.49%

Total	1,336,245	100%	1,172,145	100%

Commission File Number 001-31914
(2)	Major Liabilities
RMB million

	31 December	31 December
	2010	2009

Insurance contracts	1,018,135	818,164
Investment contracts	70,171	67,326
Securities sold under agreements to repurchase	23,065	33,553
Policyholder dividends payable	52,828	54,587
Annuity and other insurance balances payable	8,275	5,721
Deferred tax liabilities	11,776	16,361
Other liabilities	15,854	17,769

Total	1,200,104	1,013,481

Insurance Contracts
As at the end of the Reporting Period, liabilities of insurance contracts increased by 24.4% from 2009. This was primarily due to an increase in insurance business volume and the accumulation of insurance liabilities. As at the balance sheet date, the Company’s reserves for insurance contracts satisfied liability adequacy testing.
Investment Contracts
As at the end of the Reporting Period, account balance of insurance contracts increased by 4.2% from 2009. This was primarily due to an increase in business volume.
Securities sold under agreements to repurchase
As at the end of the Reporting Period, securities sold under agreements to repurchase decreased by 31.3% from 2009. This was primarily due to the liquidity management demand.
Policyholder Dividends Payable
As at the end of the Reporting Period, policyholder dividends payable decreased by 3.2% from 2009. This was primarily due to a decrease in unrealized profit of available-for-sale securities and the Company’s payment for policy dividends.

Commission File Number 001-31914
Annuity and Other Insurance Balances Payable
As at the end of the Reporting Period, annuity and other insurance balances payable increased by 44.6% from 2009. This was primarily due to the accumulation of insurance liabilities.
Deferred Tax Liabilities
As at the end of the Reporting Period, deferred tax liabilities decreased by 28.0% from 2009. This was primarily due to a decrease in unrealized profits of available-for-sale securities.
(3)	Equity Holders’ Equity
As at the end of the Reporting Period, equity holders’ equity was RMB208,710 million, decreased by 1.1% from 2009. This was primarily due to a decrease of the fair value of available-for-sale securities resulting from the fluctuation in the capital markets and distribution of dividends to equity holders last year.
III	Analysis of Cash Flow
(1)	Liquidity Sources
Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.
Additional sources of liquidity to meet unexpected cash outflows are available from our investment portfolio. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB47,854 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB441,585 million.
Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB606,269 million, while investments in equity securities had a fair value of RMB195,918 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. From time to time, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments at an adequate price, or at all.

Commission File Number 001-31914
(2)	Liquidity Uses
Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and payable to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.
We believe that our sources of liquidity are sufficient to meet our current cash requirements.
(3)	Consolidated Cash Flows

For the year ended 31 December	RMB million

	2010	2009

Net cash inflow from operating activities	178,600	149,700
Net cash outflow from investing activities	(135,937)	(163,751)
Net cash (outflow)/inflow from financing activities	(30,681)	16,167
Foreign currency losses on cash and cash equivalents	(325)	(4)

Net increase of cash and cash equivalents	11,657	2,112

We have established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities increased by 19.3% from 2009. This was primarily due to an increase of written premiums and a decrease of claims payments. Net cash outflow from investing activities decreased by 17.0% from 2009. This was primarily due to the demand of investment management. The change of net cash (outflow)/inflow from financing activities was primarily due to an increase in distributions of cash dividends last year and the demand of liquidity management.

Commission File Number 001-31914
IV	Solvency Ratio
The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as of 31 December 2010:
RMB million

	31 December	31 December
	2010	2009

Actual capital	123,769	147,119
Minimum capital	58,385	48,459
Solvency ratio	211.99%	303.59%
The decrease of our solvency ratio was primarily due to business development of the Company, dividends distribution to equity holders last year and the fluctuation in the capital markets.

Commission File Number 001-31914
ANNUAL RESULTS3
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME — AUDITED
For the year ended 31 December 2010

	Note	2010		2009
		RMB million		RMB million

REVENUES
Gross written premiums			318,229		275,970
Less: premiums ceded to reinsurers			(177)		(158)

Net written premiums			318,052		275,812
Net change in unearned premium reserves			36		(735)

Net premiums earned			318,088		275,077

Investment income	1		48,872		38,890
Net realised gains on financial assets	2		15,841		21,244
Net fair value gains through income	3		280		1,449
Other income			2,757		2,630

Total revenues			385,838		339,290

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	4		(71,237)		(74,858)
Accident and health claims and claim adjustment expenses	4		(8,740)		(7,808)
Increase in insurance contracts liabilities	4		(199,655)		(154,372)
Investment contract benefits	5		(1,950)		(2,142)
Policyholder dividends resulting from participation in profits			(13,224)		(14,487)
Underwriting and policy acquisition costs			(27,256)		(22,936)
Administrative expenses			(20,285)		(18,719)
Other operating expenses			(3,655)		(2,390)
Statutory insurance fund contribution	6		(599)		(537)

Total benefits, claims and expenses			(346,601)		(298,249)

Share of results of associates	7		1,771		704
Profit before income tax	8		41,008		41,745
Income tax	9		(7,197)		(8,709)

Net profit			33,811		33,036

Attributable to:
— equity holders of the Company			33,626		32,881
— non-controlling interests			185		155

Basic and diluted earnings per share	10	RMB	1.19	RMB	1.16

[3]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME — AUDITED (Continued)
For the year ended 31 December 2010

	Note	2010	2009
		RMB million	RMB million

Other comprehensive income/(loss)
Fair value (losses)/gains on available-for-sale securities		(13,666)	39,470
Amount transferred to net profit from other comprehensive income		(15,763)	(21,040)
Portion of fair value (losses)/gains on available-for-sale securities allocated to participating policyholders		7,983	(3,999)
Share of other comprehensive loss of associates		(131)	(70)
Others		(1)	—
Income tax relating to components of other comprehensive income/(loss)	9	5,362	(3,607)

Other comprehensive (loss)/income for the year		(16,216)	10,754

Total comprehensive income for the year		17,595	43,790

Attributable to:
— equity holders of the Company		17,423	43,626
— non-controlling interests		172	164

Commission File Number 001-31914
Note:
1	INVESTMENT INCOME

	For the year ended 31 December
	2010	2009
	RMB million	RMB million

Debt securities
— held-to-maturity securities	10,538	9,882
— available-for-sale securities	14,962	13,580
— at fair value through income	86	297
Equity securities
— available-for-sale securities	5,211	3,108
— at fair value through income	40	38
Bank deposits	16,363	10,805
Loans	1,583	1,172
Securities purchased under agreements to resell	89	8

Total	48,872	38,890

Included in investment income is interest income of RMB43,621 million (2009: RMB35,744 million) using the effective interest method.
The investment income from listed and unlisted debt and equity securities for the year ended 31 December 2010 are RMB4,797 million and RMB26,038 million respectively (2009: RMB3,422 million and RMB23,483 million).
2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2010	2009
	RMB million	RMB million

Debt securities
Net realised gains	508	3,146
Reversal of impairment	76	200

Subtotal	584	3,346

Equity securities
Net realised gains	17,028	20,248
Impairment	(1,771)	(2,350)

Subtotal	15,257	17,898

Total	15,841	21,244

Commission File Number 001-31914
Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2010, the Group recognized impairment expense of RMB 1,771 million (2009: RMB 2,350 million) of available-for-sale securities for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH INCOME

	For the year ended 31 December
	2010	2009
	RMB million	RMB million

Debt securities	403	(250)
Equity securities	(486)	1,726
Stock appreciation rights	363	(27)

Total	280	1,449

4	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million

For the year ended 31 December 2010
Life insurance death and other benefits	71,255	(18)	71,237
Accident and health claims and claim adjustment expenses	8,835	(95)	8,740
Increase in insurance contracts liabilities	199,673	(18)	199,655

Total insurance benefits and claims	279,763	(131)	279,632

For the year ended 31 December 2009
Life insurance death and other benefits	74,876	(18)	74,858
Accident and health claims and claim adjustment expenses	7,909	(101)	7,808
Increase in insurance contracts liabilities	154,374	(2)	154,372

Total insurance benefits and claims	237,159	(121)	237,038

5	INVESTMENT CONTRACT BENEFITS
Benefits of investment contract are mainly the interest credited to investment contracts and universal life contracts.

Commission File Number 001-31914
6	STATUTORY INSURANCE FUND

As required by CIRC Order [2008] No. 2, all insurance companies have to pay statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively. (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively. (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

7	INVESTMENTS IN ASSOCIATES

Group

	2010	2009
	RMB million	RMB million

As at 1 January	8,470	7,891
Additional capital contribution to associates (i) (ii)	5,777	—
Transfer in associates (ii)	5,123	—
Share of results	1,771	704
Other equity movements	(131)	(70)
Dividend received	(118)	(55)

As at 31 December	20,892	8,470

The Group’s investments in associates are unlisted except for Sino-Ocean which is listed in Hong Kong. As at 31 December 2010, the stock price of Sino-Ocean is HK$5.19 per share. The Group’s share of associates’ assets and liabilities at 31 December 2010 and revenue and profit/(loss) after tax for the year then ended are as followings:

Assets and liabilities of associates

	Country of	Interest
Name	incorporation	held	Assets	Liabilities
			RMB million	RMB million

Guangdong Development Bank (“GDB”)	PRC	20%	165,979	154,356
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	PRC	40%	6,042	4,870
Sino-Ocean Land Holdings Limited (“Sino-Ocean”) (ii)	Hong Kong	24.07%	22,409	14,312

Total as at 31 December 2010			194,429	173,547

GDB	PRC	20%	136,344	128,859
CLP&C	PRC	40%	4,855	3,876
China Life Insurance Brokers (“CIB”)	PRC	49%	6	—

Total as at 31 December 2009			141,205	132,735

Commission File Number 001-31914
Revenues and profit/(loss) after tax of associates

		Profit/(Loss)
Name	Revenue	after tax
	RMB million	RMB million

GDB	4,392	1,237
CLP&C	3,558	245
Sino-Ocean	3,303	289

Total for the year ended 31 December 2010	11,252	1,771

GDB	3,023	673
CLP&C	2,946	32
CIB	—	(1)

Total for the year ended 31 December 2009	5,969	704

Company	2010	2009
	RMB million	RMB million

As at 1 January	7,278	7,278
Additional capital contribution to GDB (i)	2,999	—
Investment in Sino-Ocean (ii)	7,907	—
Reduce capital from CIB	(6)	—

As at 31 December	18,178	7,278

(i)
In July 2010, the Group injected additional capital of RMB2,999 million in cash, at a price of RMB4.38 per share to GDB, representing shares offered to all existing owners of GDB on a pro-rata basis. The Group holds 3.08 billion shares of GDB, and its interest in GDB remains at 20% of GDB’s registered capital.

(ii)
On 27 December 2009, the Group purchased 934 million shares of Sino-Ocean at the total cost of HKD5,819 million. As a result of this acquisition, the Group held 16.57% of the total outstanding shares of Sino-Ocean as at 31 December 2009.

On 12 January 2010, the Group exchanged certain of its Hong Kong listed equity investments at their market value on the transaction date of RMB2,784 million for additional 423 million shares of Sino-Ocean. As a result of this acquisition, the Group held 24.08% equity interest of Sino-Ocean and recognized it as an associate. In 2010, the ESOP (Employee Stock Option Plan) of Sino-Ocean was partially exercised. As at 31 December 2010, the Company’s ownership in Sino-Ocean was diluted to 24.07%.

Commission File Number 001-31914
8	PROFIT BEFORE INCOME TAX
Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2010	2009
	RMB million	RMB million

Employee salary and welfare cost	8,240	7,773
Housing benefits	507	472
Contribution to the defined contribution pension plan	1,344	1,182
Depreciation and amortisation	1,802	1,560
Interest expenses on securities sold under the agreements to repurchase	304	111
Exchange loss	392	28
Auditor’s remuneration	65	71
9	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to the net profit represents

	For the year ended 31 December
	2010	2009
	RMB million	RMB million

Current taxation — Enterprise income tax	6,420	6,299
Deferred taxation	777	2,410

Taxation charges	7,197	8,709

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2009: 25%) is as follows:

		For the year ended 31 December
		2010	2009
		RMB million	RMB million

Profit before income tax		41,008	41,745

Tax computed at the statutory tax rate		10,252	10,436
Non-taxable income	(i)	(3,413)	(2,627)
Additional tax liability from expenses not deductible for tax purposes	(i)	317	520
Unused tax losses		41	25
Other		—	355

Income taxes at effective tax rate		7,197	8,709

(i)
Non-taxable income mainly includes interest income from government bonds and fund. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction set by relevant tax regulations.

Commission File Number 001-31914
(c)
As at 31 December 2010, deferred income taxation was calculated in full on temporary differences under the liability method using a principal taxation rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax
Group

	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)

As at 1 January 2009	(9,452)	(1,473)	581	(10,344)
(Charged)/credited to net profit	(79)	(2,404)	73	(2,410)
(Charged)/credited to other comprehensive income
— Available-for-sale securities	—	(4,607)	—	(4,607)
— Portion of fair value gains on available-for-sale securities allocated to participating policyholders	1,000	—	—	1,000

Subtotal	1,000	(4,607)	—	(3,607)

As at 31 December 2009	(8,531)	(8,484)	654	(16,361)

As at 1 January 2010	(8,531)	(8,484)	654	(16,361)
(Charged)/credited to net profit	(604)	(376)	203	(777)
(Charged)/credited to other comprehensive income
— Available-for-sale securities	—	7,358	—	7,358
— Portion of fair value losses on available-for-sale Securities allocated to participating policyholders	(1,996)	—	—	(1,996)

Subtotal	(1,996)	7,358	—	5,362

As at 31 December 2010	(11,131)	(1,502)	857	(11,776)

(i)
The deferred tax brought forward as at 1 January 2009 arising from the insurance category represented mainly the tax impact of the change of long term insurance contracts liabilities at 31 December 2008 due to change of accounting policy in 2009. Change during the year is mainly related to the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables.

(ii)
The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through income;

(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

Commission File Number 001-31914
Company

	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million

As at 1 January 2009	(9,452)	(1,460)	561	(10,351)
(Charged)/credited to net profit	(79)	(2,398)	49	(2,428)
(Charged)/credited to other comprehensive income
— Available-for-sale securities	—	(4,598)	—	(4,598)
— Portion of fair value losses on available-for-sale securities allocated to participating policyholders	1,000	—	—	1,000

Subtotal	1,000	(4,598)	—	(3,598)

As at 31 December 2009	(8,531)	(8,456)	610	(16,377)

As at 1 January 2010	(8,531)	(8,456)	610	(16,377)
(Charged)/credited to net profit	(604)	(378)	193	(789)
(Charged)/credited to other comprehensive income
— Available-for-sale securities	—	7,334	—	7,334
— Portion of fair value losses on available-for-sale securities allocated to participating policyholders	(1,996)	—	—	(1,996)

Subtotal	(1,996)	7,334	—	5,338

As at 31 December 2010	(11,131)	(1,500)	803	(11,828)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

Group

	As at 31	As at 31
	December	December
	2010	2009
	RMB million	RMB million

Deferred tax assets:
— deferred tax assets to be recovered after more than 12 months	3,217	6,063
— deferred tax assets to be recovered within 12 months	617	592

Subtotal	3,834	6,655

Deferred tax liabilities:
— deferred tax liabilities to be settled after more than 12 months	(15,262)	(22,668)
— deferred tax liabilities to be settled within 12 months	(348)	(348)

Subtotal	(15,610)	(23,016)

Total net deferred income tax liabilities	(11,776)	(16,361)

Commission File Number 001-31914
Company

	As at 31	As at 31
	December	December
	2010	2009
	RMB million	RMB million

Deferred tax assets:
— deferred tax assets to be recovered after more than 12 months	3,161	6,020
— deferred tax assets to be recovered within 12 months	617	592

Subtotal	3,778	6,612

Deferred tax liabilities:
— deferred tax liabilities to be settled after more than 12 months	(15,258)	(22,641)
— deferred tax liabilities to be settled within 12 months	(348)	(348)

Subtotal	(15,606)	(22,989)

Total net deferred income tax liabilities	(11,828)	(16,377)

10	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2010 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2009: 28,264,705,000).

Commission File Number 001-31914
CONSOLIDATED STATEMENT OF FINANCIAL POSITION — AUDITED
As at 31 December 2010

	As at 31	As at 31
	December	December
	2010	2009
	RMB million	RMB million

ASSETS
Property, plant and equipment	18,946	17,467
Investments in associates	20,892	8,470
Held-to-maturity securities	246,227	235,099
Loans	36,543	23,081
Term deposits	441,585	344,983
Statutory deposits — restricted	6,153	6,153
Available-for-sale securities	548,121	517,499
Securities at fair value through income	9,762	9,133
Accrued investment income	18,193	14,208
Premiums receivable	7,274	6,818
Reinsurance assets	830	832
Other assets	8,199	6,317
Cash and cash equivalents	47,854	36,197

Total assets	1,410,579	1,226,257

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,018,135	818,164
Investment contracts	70,171	67,326
Securities sold under agreements to repurchase	23,065	33,553
Policyholder dividends payable	52,828	54,587
Annuity and other insurance balances payable	8,275	5,721
Premiums received in advance	1,880	1,804
Other liabilities	13,746	11,978
Deferred tax liabilities	11,776	16,361
Current income tax liabilities	34	3,850
Statutory insurance fund	194	137

Total liabilities	1,200,104	1,013,481

Equity holders’ equity
Share capital	28,265	28,265
Reserves	100,512	102,787
Retained earnings	79,933	80,020

Total equity holders’ equity	208,710	211,072

Non-controlling interests	1,765	1,704

Total equity	210,475	212,776

Total liabilities and equity	1,410,579	1,226,257

Commission File Number 001-31914
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY — AUDITED
For the year ended 31 December 2010

	Attributable to equity holders
	of the Company			Non-
			Retained	controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2009	28,265	84,447	61,235	924	174,871

Net profit	—	—	32,881	155	33,036

Other comprehensive income for the year	—	10,745	—	9	10,754

Total comprehensive income	—	10,745	32,881	164	43,790

Transactions with owners
Capital contribution	—	—	—	720	720
Appropriation to reserve	—	7,595	(7,595)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(104)	(104)

Total transactions with owners	—	7,595	(14,096)	616	(5,885)

As at 31 December 2009	28,265	102,787	80,020	1,704	212,776

Commission File Number 001-31914

	Attributable to equity holders
	of the Company			Non-
			Retained	controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2010	28,265	102,787	80,020	1,704	212,776

Net profit	—	—	33,626	185	33,811

Other comprehensive income for the year	—	(16,203)	—	(13)	(16,216)

Total comprehensive income	—	(16,203)	33,626	172	17,595

Appropriation to reserve	—	13,928	(13,928)	—	—
Dividends paid	—	—	(19,785)	—	(19,785)
Dividends to non-controlling interests	—	—	—	(111)	(111)

Total transactions with owners	—	13,928	(33,713)	(111)	(19,896)

As at 31 December 2010	28,265	100,512	79,933	1,765	210,475

Commission File Number 001-31914
CONSOLIDATED CASH FLOW STATEMENT — AUDITED
For the year ended 31 December 2010

	2010	2009
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax:	41,008	41,745

Adjustments for:
Investment income	(48,872)	(38,890)
Net realised and unrealised gains on financial assets	(16,121)	(22,693)
Insurance contracts	199,978	155,252
Depreciation and amortisation	1,802	1,560
Amortisation of premiums and discounts	(5)	10
Loss on foreign exchange	392	28
Share of results of associates	(1,771)	(704)
Changes in operating assets and liabilities:
Financial assets at fair value through income	(809)	6,435
Receivables and payables	13,056	9,917
Income tax paid	(10,236)	(3,995)
Interest received	135	291
Dividends received	43	40

Net cash inflow from operating activities	178,600	149,700

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	38,245	95,197
Maturities of debt securities	8,199	25,730
Sales of equity securities	133,111	101,112
Property, plant and equipment	240	420
Purchases:
Debt securities	(74,324)	(148,559)
Equity securities	(171,379)	(149,523)
Property, plant and equipment	(4,849)	(3,261)
Additional capital contribution to associates	(2,999)	—
Increase in term deposits, net	(96,602)	(116,711)
Decrease in securities purchased under agreements to resell, net	89	8
Interest received	38,873	34,139
Dividends received	5,321	3,159
Increase in policy loan, net	(10,146)	(5,155)
Other	284	(307)

Net cash outflow from investing activities	(135,937)	(163,751)

Commission File Number 001-31914
CONSOLIDATED CASH FLOW STATEMENT — AUDITED (Continued)
For the year ended 31 December 2010

	2010	2009
	RMB million	RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
(Decrease)/increase in investment in securities sold under agreements to repurchase, net	(10,488)	22,163
Interest paid	(297)	(111)
Contribution from non-controlling equity holders	—	720
Dividends paid to the Company’s equity holders	(19,785)	(6,501)
Dividends paid to non-controlling interests	(111)	(104)

Net cash (outflow)/inflow from financing activities	(30,681)	16,167

Foreign currency losses on cash and cash equivalents	(325)	(4)

Net increase in cash and cash equivalents	11,657	2,112

Cash and cash equivalents
Beginning of year	36,197	34,085

End of year	47,854	36,197

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	45,143	23,640
Short-term bank deposits	2,711	12,557

Commission File Number 001-31914
SEGMENT INFORMATION
1	Operating segments
The Group operates in four operating segments:
(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Corporate and other business (Corporate and other)

Corporate and other business relates primarily to income and allocated costs of insurance agency business in respect of the provision of services to China Life Insurance (Group) Company, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through income and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for those arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Corporate & Other” segment directly. Income tax is not allocated.

3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

Commission File Number 001-31914

	For the year ended 31 December 2010
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	302,781	473	14,975	—	—	318,229
— Term Life	1,964	287	—	—	—
— Whole Life	37,783	165	—	—	—
— Endowment	220,505	—	—	—	—
— Annuity	42,529	21	—	—	—
Net premiums earned	302,753	468	14,867	—	—	318,088
Investment income	45,535	2,691	448	198	—	48,872
Net realised gains on financial assets	14,738	871	145	87	—	15,841
Net fair value gains through income	247	14	2	17	—	280
Other income	614	244	—	2,583	(684)	2,757
Including: inter-segment revenue	—	—	—	684	(684)	—

Segment revenues	363,887	4,288	15,462	2,885	(684)	385,838

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(70,872)	(365)	—	—	—	(71,237)
Accident and health claims and claim adjustment expenses	—	—	(8,740)	—	—	(8,740)
Increase in insurance contracts liabilities	(199,469)	(186)	—	—	—	(199,655)
Investment contract benefits	(1,264)	(686)	—	—	—	(1,950)
Policyholder dividends resulting from participation in profits	(12,277)	(947)	—	—	—	(13,224)
Underwriting and policy acquisition costs	(24,182)	(88)	(2,794)	(192)	—	(27,256)
Administrative expenses	(14,927)	(429)	(2,952)	(1,977)	—	(20,285)
Other operating expenses	(2,717)	(833)	(495)	(294)	684	(3,655)
Including: Inter-segment expenses	(640)	(38)	(6)	—	684	—
Statutory insurance fund contribution	(489)	(14)	(96)	—	—	(599)

Segment benefits, claims and expenses	(326,197)	(3,548)	(15,077)	(2,463)	684	(346,601)

Share of results of associates	—	—	—	1,771	—	1,771

Segment results	37,690	740	385	2,193	—	41,008

Income tax	—	—	—	—	—	(7,197)

Net profit	37,690	740	385	2,193	—	33,811

Attributable to
— equity holders of the Company						33,626
— non-controlling interests						185

Unrealised losses from Available-for-sale securities included in equity holder’s equity	(15,088)	(892)	(148)	(75)	—	(16,203)

Depreciation and amortisation	1,418	40	283	61	—	1,802

Commission File Number 001-31914

	As at 31 December 2010
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Assets
Financial assets (including cash and cash equivalents)	1,263,081	73,241	12,185	5,931	—	1,354,438
Other	719	—	89	20,892	—	21,700

Segment assets	1,263,800	73,241	12,274	26,823	—	1,376,138

Unallocated
Property, plant and equipment						18,946
Other						15,495

Total						1,410,579

Liabilities
Insurance contracts	1,008,201	695	9,239	—	—	1,018,135
Investment contracts	15,664	54,507	—	—	—	70,171
Securities sold under agreements to repurchase	21,199	1,253	208	405	—	23,065
Other	331	223	—	—	—	554

Segment liabilities	1,045,395	56,678	9,447	405	—	1,111,925

Unallocated
Other						88,179

Total						1,200,104

Commission File Number 001-31914

	For the year ended 31 December 2009
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	261,715	190	14,065	—	—	275,970
— Term Life	805	112	—	—	—
— Whole Life	37,860	60	—	—	—
— Endowment	184,841	—	—	—	—
— Annuity	38,209	18	—	—	—
Net premiums earned	261,694	189	13,194	—	—	275,077
Investment income	35,693	2,614	408	175	—	38,890
Net realised gains on financial assets	19,522	1,430	222	70	—	21,244
Net fair value gains through income	1,330	97	16	6	—	1,449
Other income	283	331	—	2,586	(570)	2,630
Including: inter-segment revenue	—	—	—	570	(570)	—

Segment revenues	318,522	4,661	13,840	2,837	(570)	339,290

Benefits, claims and expenses
Insurance benefits and claims
Life insurance death and other benefits	(74,416)	(442)	—	—	—	(74,858)
Accident and health claims and claim adjustment expenses	—	—	(7,808)	—	—	(7,808)
Increase in insurance contracts liabilities	(154,552)	180	—	—	—	(154,372)
Investment contract benefits	(560)	(1,582)	—	—	—	(2,142)
Policyholder dividends resulting from participation in profits	(13,181)	(1,306)	—	—	—	(14,487)
Underwriting and policy acquisition costs	(20,881)	(113)	(1,877)	(65)	—	(22,936)
Administrative expenses	(13,057)	(779)	(3,236)	(1,647)	—	(18,719)
Other operating expenses	(1,702)	(131)	(387)	(740)	570	(2,390)
Including: Inter-segment expenses	(504)	(37)	(6)	(23)	570	—
Statutory insurance fund contribution	(404)	(21)	(112)	—	—	(537)

Segment benefits, claims and expenses	(278,753)	(4,194)	(13,420)	(2,452)	570	(298,249)

Share of results of associates	—	—	—	704	—	704

Segment results	39,769	467	420	1,089	—	41,745

Income tax	—	—	—	—	—	(8,709)

Net profit	39,769	467	420	1,089	—	33,036

Attributable to
— equity holders of the Company						32,881
— non-controlling interests						155

Unrealised gains/(losses) from Available-for-sale securities included in equity holder’s equity	9,953	729	113	(50)	—	10,745

Depreciation and amortisation	1,169	69	289	33	—	1,560

Commission File Number 001-31914

	As at 31 December 2009
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)

Assets
Financial assets (including cash and cash equivalents)	1,089,127	78,752	12,250	6,224	—	1,186,353
Other	701	—	114	8,470	—	9,285

Segment assets	1,089,828	78,752	12,364	14,694	—	1,195,638

Unallocated
Property, plant and equipment						17,467
Other						13,152

Total						1,226,257

Liabilities
Insurance contracts	808,591	632	8,941	—	—	818,164
Investment contracts	14,579	52,747	—	—	—	67,326
Securities sold under agreements to repurchase	30,250	2,215	345	743	—	33,553
Other	120	436	—	—	—	556

Segment liabilities	853,540	56,030	9,286	743	—	919,599

Unallocated
Other						93,882

Total						1,013,481

Commission File Number 001-31914
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.
1	Basis of preparation

The Group adopted International Financial Reporting Standards (“IFRS”) in 2009. The Group prepared these consolidated financial statements in accordance with IFRS, its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirements of the Hong Kong Companies Ordinance. The Group prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the Notes of the Group’s financial statements.

Changes in accounting policy and disclosures
(a)	New and amended standards adopted by the group
The following revised standards are mandatory for the first time for the financial year beginning 1 January 2010.
•
IFRS 3 (Revised), ‘Business combinations’, and consequential amendments to IAS 27, ‘Consolidated and separate financial statements’, IAS 28, ‘Investments in associates’, and IAS 31, ‘Interests in joint ventures’, are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. The revised standard continues to apply the acquisition method to business combinations, with some significant changes, such as the recognition and measurement of the identifiable assets acquired, the liabilities assumed, the non-controlling interest in the acquire and the acquisition-related costs.

IAS 27 (Revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss.

Commission File Number 001-31914
The Group adopted these revised standards on 1 January 2010 and they did not have any material impacts on the Group’s financial position and comprehensive income.

(b)	New and revised standards, amendments and interpretations mandatory for the first time for the financial year beginning 1 January 2010 but not currently relevant to the Group.

The following standards and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after 1 January 2010 or later periods but not currently relevant to the Group’s operation.

Applicable for
Standard/Amendment		financial years
/interpretation	Content	beginning on/after

IFRIC 17	Distribution of non-cash assets to owners	1 July 2009
IFRIC 18	Transfers of assets from customers	1 July 2009
IFRIC 9	Reassessment of embedded derivatives	1 July 2009
IFRIC 16	Hedges of a net investment in a foreign operation	1 July 2009
IAS 39	Eligible hedge items	1 July 2009
IAS 1 (Amendment)	Presentation of financial statements	1 January 2010
IAS 17 (Amendment)	Leases	1 January 2010
IAS 36 (Amendment)	Impairment of assets	1 January 2010
IFRS 2 (Amendments)	Group cash-settled share-based payment transactions	1 January 2010
IFRS 5 (Amendment)	Non-current assets held for sale and discontinued operations	1 July 2009
(c)	New standards, amendments and interpretations have been issued but are not effective for the financial year beginning 1 January 2010.
•
IFRS 9 and IFRS 9 (Amendment), ‘Financial instruments’, issued in November 2009 and October 2010 respectively. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: recognition and measurement’. IFRS 9 and IFRS 9 (amendment) introduce new requirements for classifying, measuring and derecognizing financial assets and financial liabilities and are likely to affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The Group is in the process of making an assessment of the impact of the standard and is considering the timing of adoption.

•
Revised IAS 24 (Revised), ‘Related party disclosures’, issued in November 2009. It supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after 1 January 2011. The Group early adopted IAS 24 Related Party Disclosures (Revised 2009) since 2009. The adoption of IAS 24 Related Party Disclosures (Revised 2009) only affect disclosure and did not have any impact on the Group’s financial position and comprehensive income.

Commission File Number 001-31914
•
‘Classification of rights issues’ (Amendment to IAS 32), issued in October 2009. The amendment applies to annual periods beginning on or after 1 February 2010. Earlier application is permitted. The amendment addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment applies retrospectively in accordance with IAS 8 ‘Accounting policies, changes in accounting estimates and errors’. The Group will apply the amended standard from 1 January 2011. The Group will make an assessment of the impact of the standard when applicable.

•
IFRIC-Int 19, ‘Extinguishing financial liabilities with equity instruments’, effective for annual periods beginning on or after 1 July 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The Group will apply the interpretation from 1 January 2011. It is not expected to have any impact on the Group’s financial position and comprehensive income.

•
‘Prepayments of a minimum funding requirement’ (Amendments to IFRIC-Int 14). The amendments correct an unintended consequence of IFRIC-Int 14, ‘IAS 19 — The limit on a defined benefit asset, minimum funding requirements and their interaction’. Without the amendments, entities are not permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. This was not intended when IFRIC-Int 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning 1 January 2011. Earlier application is permitted. The amendments should be applied retrospectively to the earliest comparative period presented. The Group will apply these amendments for the financial reporting period commencing on 1 January 2011. It is not expected to have any impact on the Group’s financial position and comprehensive income.

•
‘Improvements to IFRS 2009’ and ‘Annual Improvements 2010’ were issued in April 2009 and May 2010 respectively, containing numerous technical and conforming amendments to IFRS, which the IASB consider non-urgent but necessary. These amendments comprise amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to a variety of individual IFRS standards. Apart from the early adoption of the amendments to IFRS 1 and IFRS 7 from ‘Annual Improvements 2010’, no other amendments effective for annual periods after 1 January 2010 was early adopted by the Group and no material changes to accounting policies were made in 2010 or are expected in 2011 as a result of these amendments.

Commission File Number 001-31914
EMBEDDED VALUE
Assumptions
Economic assumptions:
The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 4.85% in 2010 and grading to 5.35% in 2012, rising to 5.5% in 2013 (remaining level thereafter). An average of 15% from 2010 to 2016, and 13% in 2017 (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.
Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.
SUMMARY OF RESULTS
The embedded value as at 31 December 2010, and the value of one year’s sales for the 12 months to 31 December 2010, and their corresponding results in 2009 are shown below.
Table 1
Components of Embedded Value and Value of One Year’s Sales
RMB million

ITEM	2010	2009

A Adjusted Net Worth	144,655	159,948
B Value of In-Force Business before Cost of Solvency Margin	183,008	149,387
C Cost of Solvency Margin	(29,564)	(24,106)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	153,444	125,282
E Embedded Value (A + D)	298,099	285,229
F Value of One Year’s Sales before Cost of Solvency Margin	23,726	21,352
G Cost of Solvency Margin	(3,887)	(3,638)
H Value of One Year’s Sales after Cost of Solvency Margin (F + G)	19,839	17,713

Notes: 1)	Numbers may not be additive due to rounding.

2)	Taxable income is based on distributable earnings calculated using solvency reserves.

Commission File Number 001-31914
MOVEMENT ANALYSIS
The following analysis tracks the movement of the embedded value from the start to the end of 2010.
Table 2
Analysis of Embedded Value Movement (RMB million)

ITEM	RMB million

A Embedded Value at Start of Year	285,229
B Expected Return on Embedded Value	23,922
C Value of New Business in the Period	19,839
D Operating Experience Variance	(3)
E Investment Experience Variance	(9,297)
F Methodology, Model and Assumption Changes	413
G Market Value Adjustment	(1,937)
H Exchange Gains or Losses	(391)
I Shareholder Dividend Distribution	(19,785)
J Other	109
K Embedded Value as at 31 Dec 2010 (sum A through J)	298,099

Notes: 1)	Numbers may not be additive due to rounding.

2)	Items B through J are explained below:
B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2010 plus the expected return on investments supporting the 2010 opening net worth.

C	Value of new business sales in 2010.

D	Reflects the difference between actual experience in 2010 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during 2010.

F	Reflects the effect of projection method, model enhancements and assumption changes.

G	Change in the market value adjustment from the beginning of 2010 to the end of 2010, and other related adjustments.

H	Reflect the gains or losses due to change in exchange rate.

I	Reflects dividends distributed to shareholders during 2010.

J	Other miscellaneous items.

Commission File Number 001-31914
SENSITIVITY TESTING
Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below.
Table 3

Sensitivity Results	RMB million

	VALUE OF IN-FORCE	VALUE OF ONE YEAR’S
	BUSINESS AFTER COST OF	SALES AFTER COST OF
	SOLVENCY MARGIN	SOLVENCY MARGIN

Base case scenario	153,444	19,839
1. Risk discount rate of 11.5%	145,375	18,794
2. Risk discount rate of 10.5%	162,126	20,959
3. 10% increase in investment return	182,023	22,667
4. 10% decrease in investment return	125,022	17,040
5. 10% increase in expenses	151,002	18,014
6. 10% decrease in expenses	155,882	21,664
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	151,791	19,757
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	155,118	19,920
9. 10% increase in lapse rates	152,080	19,756
10. 10% decrease in lapse rates	154,857	19,916
11. 10% increase in morbidity rates	151,609	19,756
12. 10% decrease in morbidity rates	155,294	19,922
13. 10% increase in claim ratio of short term business	153,162	19,249
14. 10% decrease in claim ratio of short term business	153,725	20,429
15. Solvency margin at 150% of statutory minimum	139,372	17,865
16. Using 2009 EV assumptions	153,452	19,809
17. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	148,722	19,990

	Adjusted Net Worth

Base Case Scenario	144,655
18. Taxable income based on accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts”	137,155

Note:	Taxable income is based on distributable earnings calculated using solvency reserves for Scenarios 1 to 16.

Commission File Number 001-31914
CORPORATE GOVERNANCE
During the year 2010, the Company complied with all the code provisions under the Code on Corporate Governance Practices published by The Stock Exchange of Hong Kong Limited. The Company also adopted certain recommended best practices under appropriate circumstances.
PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES
During the Reporting Period, the Company and its subsidiaries have not purchased, sold or redeemed any of the Company’s listed securities.
ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES
The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Tuesday, 3 May 2011 to Friday, 3 June 2011 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, 29 April 2011.
RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT LEGEL PERSONS, AND CLOSURE OF SHARE REGISTER OF MEMBERS FOR H SHARES
The Board of Directors has recommended a final dividend of RMB0.40 per share (inclusive of tax), amounting to a total of approximately RMB11,306 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Friday, 3 June 2011. If approved, the final dividend is expected to be paid on Wednesday, 24 August 2011 to the H Share shareholders whose names appear on the H Share register of members of the Company on Friday, 3 June 2011.
According to the “Law on Corporate Income Tax of the People’s Republic of China” and its implementing rules which came into effect on 1 January 2008 and other relevant rules, the Company is required to withhold corporate income tax at the rate of 10% before distributing the 2010 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax.

Commission File Number 001-31914
The H Share register of members of the Company will be closed from Tuesday, 3 May 2011 to Friday, 3 June 2011 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, 29 April 2011.
The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2010 final dividend to its A Share shareholders.
REVIEW OF ACCOUNTS
The Audit Committee of the Company has reviewed the Company’s consolidated financial statements for the year ended 31 December 2010, including the accounting principles and practices in conjunction with the Company’s external auditors.
PUBLICATION OF ANNUAL REPORT
The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.
This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.
As at the date of this announcement, the Directors of the Company are as follows:

Executive Directors:	Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin
Independent non-executive Directors:	Mr. Ma Yongwei, Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh

By order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Chao
Chairman
Beijing, China, 22 March 2011